Gary B. Wolff, P.C.	488 Madison Avenue Suite 1100 New York, New York 10022
COUNSELOR AT LAW	Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@nyc.rr.com

December 18, 2008

Tom Kluck

Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Innocap, Inc.

Registration Statement S-1/A3

File No.: 333-153035

Dear Mr. Kluck:

We have filed the Issuer’s Third Amendment to its Form S-1 Registration Statement on the EDGAR system. The changes are made in response to staff comments or represent an updating of material previously filed to reflect any developments in the business of Innocap, Inc. The paragraph numbers below correspond to the numbered comments in your December 17, 2008 Comment Letter.

General

1.

The Issuer initially filed a Form 10-SB Registration Statement on March 1, 2004 (SEC File No. 000-50612) under the Securities Exchange Act of 1934 (“’34 Act”).  The Form 15 was thereafter filed under the aforesaid ’34 Act so as to relieve the Issuer from being subject to Section 12g reporting requirements which would necessarily include, in part, being subject to proxy rules as well as Schedules 13(d) and 16(a) of the ’34 Act and the requirements for shareholders to file Forms 3, 4 and 5 and required schedules.  The filing of the current Registration Statement under the Securities Act of 1933 would subject the Issuer to certain reporting requirements once effective but would not include the items referred to above, and basically would consist of requirements to file Forms 10-Q, 10-K and 8-K.

Plan of Distribution

2.

We have removed parenthetical reference to our President since he is not a selling shareholder.

Item 16. Exhibits

3.

We have corrected Exhibit 5.1.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff

/hk